BioDrain Medical, Inc.
2060 Centre Pointe Boulevard, Suite 7
Mendota Heights, Minnesota 55120

July 1, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek, Attorney

RE:	BioDrain Medical, Inc.
Amendment 5 to Registration Statement on Form S-1
Filed July 1, 2009
File No. 333-155299

Dear Mr. Kruczek:

On behalf of BioDrain Medical, Inc.  (the “Company” or “BioDrain”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 5, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Fee Table

1.
Refer to prior comment 2 in our letter dated February 24, 2009 and tell us why your fee table has been revised to refer to the maximum offering price of “N/A,” given your disclosure that the selling shareholders will sell at the fixed price of $0.46 per share until your shares are quoted on the Over-the-Counter Bulletin Board.

Response: The fee table has been revised to reflect the $0.46 per share price.

Prospectus Summary, page 1

2.
Your disclosure here and on page 49 indicates that you have not yet requested or received FDA regulatory clearance to market or sell our products. Your disclosure on pages 6, 24 and 30 indicate that you received “final” FDA clearance on April 1, 2009. Please reconcile.

Response: We have received “final” FDA clearance on April 1, 2009 and have revised our S-1 accordingly on pages 1 and 52.

Critical Accounting Policies and Estimates page 19

Stock Based Compensation, page 2

3.
We reference the revisions made in response to prior comment 4. Since your common stock is not currently listed on an exchange there appears to be judgment in determining the fair value of the underlying stock when valuing stock options and warrants. As such, please revise to discuss how you determine the fair value of common stock when using the Black-Scholes-Merton option-pricing model.

Response:  The Stock Based Compensation section under Critical Accounting Policies and Estimates has been updated to discuss the alternative means we were required to employ to determine expected volatility and estimated term.

4.
In addition, please revise this section to discuss how you determine measurement dates for non-employee stock transactions and the judgments involved in assessing probability when accounting for equity instruments with performance and service conditions. Refer to SEC Release No. 33-8040, Cautionary Advice Regarding Disclosure about Critical Accounting Policies.

Response:  This section has been updated to discuss the basis for determining the measurement dates for employee and non-employee stock transactions and for determining the vesting period when options contain performance conditions.

Recent Accounting Developments, page 21

5.
You disclose that you believe FSP APB No. 14-1 will apply to your contingent convertible senior notes. Accordingly, tell us how you concluded that the adoption of the FSP will “not have a material impact to [your] financial position, results of operations and liquidity.”

Response: Our convertible notes do not contain a provision that requires or allows a cash settlement upon conversion and FSP APB 14-1, therefore, does not apply.

Results of Operations - Twelve Months Ended December 31, 2008 and 2007, page 21

6.
We note your explanation that general and administrative expenses increased in-part due to legal fees in connection with your October 2008 financing. To the extent legal fees incurred were directly attributable to the October 2008 financing, clarify for us how your accounting considers the guidance from SAB Topic 5A.

Response:  This section has been changed to indicate that the increase in legal fees was primarily due to expenses in connection with filing our S-1 and amendments as well as general corporate legal expense in connection with issuance of stock certificates and warrants, creation of the 2008 Equity Incentive Plan and other general corporate legal work.  Legal expense that was directly related to financing was applied as a reduction of the proceeds as specified in SAB Topic 5A.

Liquidity and Capital Resources, page 22

7.	Regarding your response to prior comment 9:

•
The second paragraph under this caption states that the table that follows summarizes your currently known capital requirements and outstanding obligations.  However, your response to prior comment 9 implies that such table does not summarize your outstanding debt and other contractual obligations, such as those mentioned on page 25.  If your “Capital Requirements” table does not include all of your outstanding obligations, then please revise the second paragraph to remove any implication to the contrary and to tell investors where in your document they can find information relating to your other outstanding obligations;

Response: This section has been revised to indicate that the current and long term debt, convertible debt and convertible debenture are not included in the table of capital requirements because we expect these parties to convert to common stock when trading commences on OTCBB.  We also refer to the schedule of such debt on page 27.

•
Refer to the second full paragraph on page 24.  Expand to clarify why your “ability to raise this new capital is in substantial doubt.”  For example, does your early stage position and history of losses make it more difficult to raise capital?; and

Response:  We have doubts about raising capital because of our early stage position and history of losses.  We also note the recent economic downturn which has made the overall market nervous about investing.

•	Tell us the reasons for your deletions to the fourth paragraph on page 24. Do the holders of your debt no longer have a secured interest in your assets or have they agreed to not seize your assets?

Response: That sentence has been re-inserted into the current version as its deletion was an oversight.  Although we believe the seven (7)  individuals that hold the notes will convert their debt into common stock (and in fact are required to upon this S-1 becoming effective), and will release the lien against our assets, the wording is legally correct as of now.

Commitments and Contingencies page 25

8.	We refer to the responses to prior comments 7 and 8. Please expand the disclosures about the reduction of accrued salaries on pages 26 and F-18 to address the following:

•	Clarify how the amounts waived in 2007 sum to the $346,714 recorded as a capital contribution in the statement of stockholders’ deficit.

Response: These sections have been updated to indicate the salary amounts waived by Mr. Davidson, Mr. Rice and Mr. Gadbaw were $90,000, $125,000 and $138,500 respectively.  Although this adds up to $353,500 the amount that was in accrued payroll as of December 31, 2007 was $346,714 and that was the amount that was, therefore, reversed.

•	Clarify that the reduction of accrued payroll liabilities was recorded as a capital contribution and disclose the rationale in GAAP on which the accounting is based.

Response: We relied upon SAB 79 in making the determination that the waived salaries was a contribution to capital because the individuals involved are both officers and shareholders of the company.  This section has been updated to reflect our accounting interpretation.

•	Disclose the periods that the services were rendered. We see from your response to the prior comment that $244,000 of accrued salaries was earned in 2006.

Response: The sections have been updated to indicate that $244,000 of the accrued salary was related to 2006 and prior years and $102,700 was related to 2007.

Other Securities For Issuance, page 30

9.
We note from the disclosure added here in response to prior comment 10 that Mr. Dauwalter received “an additional 20,000 shares, for a total of 30,000 vested shares” as a result of “FDA application and final clearance.”  Please tell us which provision of exhibits 10.37 or 10.38 provide that the options would vest according to that schedule.  It appears from those exhibits that Mr. Dauwalter was only entitled to receive 10,000 shares upon execution of the agreement and an additional 10,000 shares upon approval by the FDA

Response:  The prior statement was incorrect. Mr. Dauwalter did not have a vesting event upon FDA application, only upon FDA approval and the correct additional vesting is 10,000 shares for a total of 20,000 vested.  The S-1 has been changed to reflect this correction.

Industry and Market Analysis, page 32

10.	We note your response to prior comment 13. We reissue that comment because you have not yet provided us with copies of the Outpatient Surgery Magazine article cited in your disclosure.

Response: A copy of the magazine article has been sent to you under separate cover.

Corporate Strategy, page 40

11.
We note your revisions in response to prior comment 15.  However, it continues to be unclear how your management’s “international manufacturing experience” will allow you to “develop global purchasing and/or manufacturing sources for key sub-assemblies.”  It is also unclear how these “key sub-assemblies” will “drive a significant per unit cost reduction.”  Therefore, we reissue the comment. If you mean that you may seek to manufacture your products outside the United States because it would be cheaper to do so, then please revise for clarity.

Response: This section has been modified to say “Utilizing the international manufacturing experience of our management team to develop international sources of supply and manufacturing to take advantage of the lower cost of labor and materials while still obtaining excellent quality. While low volumes will initially keep our costs higher, we believe that being a low cost provider will be important over time.”

Handling Costs, page 44

12.	We reissue prior comment 17 because although your response states that “[t]his section has been updated,” it appears no revisions were made.

Response: This section has now been updated to include the following wording: The research shows that hospital management cost associated with occupational blood exposure including mucosal, cutaneous (skin) and percutaneous (through the skin) can be more than $4,500, with the overall mean total cost of $1,687 per exposure.

Engineering and Manufacturing, page 41

13.
Your response to prior comment 18 and disclosure on page 48 indicates that you have no minimum purchase obligation with respect to the cleaning fluid.  Please reconcile those statements with the terms of exhibit 10.47, including the last table in exhibit B and sections 2.1(i) and 6.3.

Response: There are minimum purchase quantity requirements that we must meet in order to maintain our exclusivity but this is not an absolute obligation to purchase the minimum quantities.  The result of not meeting those minimum purchase quantities is that the agreement becomes non-exclusive.

14.
We note that you intend to submit a request for confidential treatment with regard to exhibit 10.47, and deleted information on page 2 of exhibit B. It appears that you also deleted the pricing information from page 1 of exhibit B, but did not note the deletion. Please re-file the exhibit and ensure that all deleted information is appropriately marked.

Response: We have re-filed the exhibit with the deleted information appropriately marked.

Directors, Executive Officers, Promoters and Control Persons, page 53

15.
Please expand your response to prior comment 21 to clarify how you reached your conclusions regarding Mr. Shuler’s lack of policy making functions and that he is not an employee, given your response to prior comment 19 that “Mr. Shuler has been appointed Corporate Secretary.”

Response:  Mr. Shuler has been engaged as a consultant and has significant experience as an accountant and a financial officer but he is not an employee and does not have decision making, check signing or approval authority.  Shortly after the departure of our former Corporate Secretary, Mr. Rice, the board of directors appointed Mr. Shuler as Corporate Secretary primarily to maintain the board meeting minutes and the corporate record books in addition to assisting Mr. Davidson in the financial record keeping area.

Summary Compensation Table, page 56

16.	We note your response to prior comment 22:

•	Please disclose your response to first bullet of prior comment 22;
•
We reissue the third bullet of prior comment 22, which sought disclosure regarding the reasons for awarding Mr. Davidson a $25,000 bonus, not merely a response.  When providing such disclosure, please ensure you fully explain the basis for the bonus in light of the liquidity issues you disclose.  In this regard, we note your response that the bonus was “merit based,” which does not appear to adequately explain why the bonus was awarded.

Response:  The footnote to the officer compensation table explaining Mr. Davidson’s compensation now includes the following wording: In 2008 Mr. Davidson was entitled to $160,000 in base salary under his employment agreement and a $25,000 board approved bonus, but was paid only $126,650, due to a shortage of cash.  The bonus was established by the board as an incentive for Mr. Davidson to complete a financing of not less than $1 million and was paid after the successful completion of the October 2008 financing.  Of the $126,650 paid Mr. Davidson in 2008 $25,000 was a bonus and $101,650 was salary.

Outstanding Equity Awards, page 58

17.
We note your response to prior comment 23. If the issuance of the 80,000 and 160,000 options to Messrs.  Davidson and Rice is contingent on raising $3 million, then please revise note 1 to your table to remove the implication that “vesting” is contingent on raising $3 million.

Response: Note 1 has been modified to read as follows: Issuance of these stock options is contingent upon the Company achieving $3 million in total investment funding.

Selling Security Holders, page 64

18.
Please tell us why your disclosure on page 71 includes shares held by David Dauwalter in determining James Dauwalter’s beneficial ownership, but your table here appears to exclude those shares.  Likewise, please tell us why your disclosure here and on page 71 treats differently shares owned by the family members of Mr. Chad Ruwe and Mr. James Dauwalter.

Response: The listing of selling shareholders has now been updated to include the shares underlying options held by David Dauwalter in the total held by James Dauwalter for purposes of beneficial ownership determination.  We included the shares of David Dauwalter in his father’s beneficial ownership because, although he is not a dependent and does not live in the same household as James Dauwalter, a condition of David’s employment was a capital contribution to the Company that was satisfied by James.  In the case of the adult parents of Chad Ruwe there is no dependency relationship and there are no situations that may be viewed as them acting in concert and they, therefore, have separate beneficial ownership.

Security Ownership, page 70

19.	We note the reduced numbers in the table on page 71 for Messrs, Patel and Richardson. Those numbers do not equal the totals of the shares disclosed in notes 12 and 13. Please revise or advise.

Response: The following is a recap of how we determined the beneficial ownership of Mr. Richardson and Mr. Patel. We believe that the language in Notes 11 and 12 properly describe their ownership.

	Officers, Directors and 5% Holders						Less, not		Not exerciseable
Name	Shares	%, shares only	Warrants	Options	Convertibles	Total	Exerciseable	%	Lock up Warrants
Gadbaw	139,563	1.5%	-	160,000		299,563	139,563	1.5%	160,000
Davidson	29,927	0.3%		623,292		653,219	573,219	5.9%	80,000
Rice
Ruwe	621,429	6.8%	621,429	150,000		1,392,858	771,429	8.3%	621,429
Morawetz	107,739	1.2%				107,739	107,739	1.2%
McGoldrick	23,942	0.3%				23,942	23,942	0.3%
Reding	23,942	0.3%				23,942	23,942	0.3%
Carl Schwartz	500,000	5.4%	500,000			1,000,000	500,000	5.4%	500,000
Puder Trust	430,000	4.7%	430,000			860,000	430,000	4.7%	430,000
Dauwalter	771,429	8.4%	771,429	20,000		1,562,858	791,429	8.6%	771,429
Taylor	571,429	6.2%	571,429			1,142,858	571,429	6.2%	571,429
Patel	596,402	6.5%	188,452		45,595	784,854	641,997	6.9%	142,857
Richardson	583,534	6.4%	188,452		45,595	771,986	629,129	6.8%	142,857
						-	5,203,818	56.1%
						-
Officers and						-
Dir. Group	946,542	10.3%	621,429	933,292	-	2,501,263	1,639,834	16.6%	861,429

Shares	9,175,841	100.0%

Warrants and Convertible Debt, page 73

20.
Refer to the first paragraph following the table on page 74.  Given your disclosure there and on page F-21, it appears that the penalties and additional shares you mention are already required to be paid and issued by you.  If so, please revise to state so directly, including that amount that you are obligated to pay as of the most recent practicable date. Also note your obligations under Items 403, 404 and 507 of Regulation S-K.

Response: These sections have been updated to disclose the amounts of penalties and additional shares that are due as of May 31, 2009.

Legal Matters and Interests of Named Experts. page 79

21.	Regarding your response to prior comment 31:

•	Disclose the $150,000 debt you owe to the law firm; and

•
Tell us why you deleted disclosure from this section that the notes held by members of the law firm are in default and regarding penalty provisions that apply if this registration statement does not become effective within a particular time frame.  If that “particular time frame” has passed, as is indicated by your disclosure on page 74 and F-21, then include disclosure regarding the amount of penalties that has accrued.

Response: The following disclosure was added: Nimish Patel and Erick Richardson, both principals of Richardson & Patel LLP, hold notes in the amount of $12,500 each, as participants in the convertible bridge loan dated July 23, 2007, that was due April 23, 2008 and is now in default. As of May 31, 2009 the Company has accrued $3,605 in interest and $1,140 in  penalties on each of the notes.  In addition, the Company owes Richardson & Patel LLP approximately $180,000 in unpaid legal fees as of June 25, 2009.

Financial Statements, page F-1

22.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response: The financial results for the three months ended March 31, 2009 and March 31, 2008 are included in the current amendment to the Form S-1.

23
We see that the balance sheet and statements of operations, cash flows and stockholders’ deficit have been adjusted as of and for the year ended December 31, 2008.  Please revise to label those financial statements as “restated” and to include the disclosures required by paragraph 26 of SFAS 154.

Response: The financial statements for 2008 have been labeled as Restated and Note 11 has been expanded to include the disclosure required by SFAS 154 for the years 2007 and 2008.

Report of Independent Registered Public Accounting Firm, page F-2

24.
We note that you have restated your financial statements.  Please have your auditors revise the audit opinion to reference the fact that the financial statements have been restated.  In addition, please tell us how your auditors considered whether they should update the date of the report as a result of the restatements.

Response: The audit opinion has been revised to indicate that it covers the restated results for 2007 and 2008.

Note 1. Product Development, page F-9

25.
If what you refer to as product development costs is research and development as defined in SFAS 2, please revise to clarify.  If it is not, please disclose the amounts of research and development expense for each period as required by paragraph 13 of SFAS 2.

Response: Product development expense is research and development expense as defined in SFAS 2. Note 1 has been updated to explain this.

Note 3. Stockholders’ Deficit. Stock Options and Warrants, page F-10

Valuation and accounting for options and warrants, page F-12

26.
Please revise to provide the disclosures required by paragraphs A240(c) and A240(d) of SFAS 123-R.  Please also disclose the total compensation cost for share-based payment arrangements recognized in income, as required by paragraph A240(g)(l) of SFAS 123-R.

Response: Note 3 has been updated to include the disclosure requirements of SFAS 123(R) paragraphs A240(c), (d) and (g).

Warrants, page F-14

27.
While we acknowledge your response to prior comment 46, it continues to be unclear how the paragraphs under the caption “Warrants” address the full 5.7 million warrants granted in 2008 as reflected in the table on page F-12.  Please revise to include disclosure about all warrants issued during 2008 or show us that the discussion is complete.

Response:  This section has been updated to clarify the warrants that were issued and the table on the prior page is now in agreement.  A recap of the warrants issued in 2008 and the three months ended March 31, 2009 is as follows:

Warrants issued in 2008 and in Q1 2009
2008
Marshall Ryan	150,000
Arnold Leonard	35,913
Tom Bachinski	50,000
Andcor Companies	75,000
Taylor Associates	75,000
Investors in 2008	4,552,862
Finders for 2008 financing	136,429
Total	5,075,204
2009
Bridge loan, obligation from 2007	620,095
Kirsten Doerfert	15,000
Total	635,095

Even though we reflected the obligation to issue the 2007 bridge loan warrants in 2007 the warrants were actually issued February 24, 2009.

Note 11 Restatement of 2007, page F-22

28.
Please revise to provide all of the disclosures required by paragraph 26 of SFAS 154.  The expanded disclosure should provide the originally reported balance, the impact of, (2) the individual restatement adjustment and the “as restated” balance for each restated financial statement caption.

Response: The explanations of the changes as well as the basis for the individual amounts are now disclosed in this section.

29.
Please also revise to provide a complete narrative description of (l) the nature of, (2) the reasons for and (3) the quantitative impact of each restatement adjustment.  The expanded disclosure should also clarify why management believes the original accounting was incorrect and clarify the basis in GAAP for the revised accounting.

Response:  We relied upon SAB 79 as our basis in GAAP for changing the accounting treatment for debt forgiveness of certain officers/shareholders and we applied a change in accounting estimate for the expected volatility and expected term of many of our options and warrants in the valuation model, under SFAS 123(R) and this section has been updated accordingly.

30.	In addition, please revise to disclose the impact of the restatements on earnings per share for all periods presented. Refer to paragraph 26 of SFAS 154.

Response: Note 11 now includes the impact on loss per share for 2007 and 2008.

Exhibit 23.1

31.	Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Response: A currently signed and dated consent form is included in the current amendment to Form S-1.

32.
The consent included as Exhibit 23.1 refers to an audit report dated May 14, 2009.  Please reconcile that statement with the date of the current audit report included in your registration statement, which is April 3, 2009.

Response: The current audit opinion is dated May 14, 2009 and the consent form, dated July 1, 2009 refers to the correct date on the audit opinion.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (651) 389-4802 or by facsimile at (651) 389-4803.  You may also reach our outside counsel, Ryan Hong, Esq. of Richardson & Patel LLP at (310) 208-1182 extension 723, or by facsimile at (310) 208-1154.

Very truly yours,

/s/ Kevin Davidson
Kevin Davidson
Chief Executive Officer